Filed by Ensco plc
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Pride International, Inc.
Commission File No: 001-13289
Ensco to Acquire Pride
Investor Conference Call Script
Sean O’Neill — Vice President — Investor Relations
•	Thank you operator — and welcome everyone to the Ensco and Pride joint conference call to discuss our plans to combine our two companies.

•	With me today are Dan Rabun — Chairman, President and CEO of Ensco, Jay Swent — SVP and CFO of Ensco and Louis Raspino — President and CEO of Pride.

•	We issued a joint press release earlier today, which is available on our websites: enscoplc.com and prideinternational.com. Please also refer to our slide presentation titled — The Future of Offshore Drilling — that is available on our websites since we will be referring to the slides during our call today.

•	We will keep our call today to one hour. Any statements in the slide presentation or comments we make about expectations are forward-looking statements and are subject to risks and uncertainties. Many factors could cause actual results to differ materially.

•	Please refer to our press release, slide presentation and SEC filings on our websites that define forward-looking statements, list risk factors and other events that could impact future results and disclose important additional information regarding the transaction that will be filed with the SEC. Also, please note that we undertake no duty to update our forward-looking statements.

•	Now, let me turn the call over to Dan Rabun, Chairman, President and CEO of Ensco.

Dan Rabun — Chairman and CEO
•	Thanks Sean and welcome everyone.

•	I’ll start by covering the highlights of our proposed transaction and the strategic benefits of combining our two rig fleets, and the advantages of bringing our companies together in terms of geographic scope and customer mix.

•	Jay will address the core values that our companies share and the financial highlights.

•	Then Louis will say a few words before we open it up for questions.

•	Before we get into the details of the presentation though, let me make a few introductory comments.

•	As we exchanged information, I think it’s fair to say that the more we learned about each others’ operations, market strengths, customer relationships, and culture the more we realized what an ideal strategic fit we would create by combining our two companies.

•	Ensco and Pride complement each other extremely well in terms of the composition of our rig fleets, markets and customers with very little overlap.

•	We share the same core values through our dedication to safety, operational excellence, employee development, and customer satisfaction, which we believe is critically important when bringing two organizations together.

•	This will facilitate a smooth transition, which will allow us to quickly capitalize on offering a wider range of enhanced drilling technologies to a broader customer base in the most strategic, high-growth markets around the world.

•	Specifically, Ensco will gain a significant presence in major, fast-growing deepwater markets in Brazil and W. Africa, the leading customers in these markets, and expertise in drillship operation and construction.

•	Pride shareholders will benefit from Ensco’s leading presence in S.E. Asia, Europe and N. America, the largest active fleet of premium jackups in the world, the youngest fleet of ultra-deepwater semisubmersibles and a large customer base of leading national and international oil companies and independent operators.

•	Finally, we will have the advantage of an improved financial structure combining a strong balance sheet with a very competitive cost of capital, while maintaining investment-grade credit ratings.

•	Now, I’ll turn to the presentation that you may view on our websites. As the title slide notes, we believe that we are creating the offshore driller of the future given the expanded drilling technologies we will be able to offer, our broader geographic reach, and the extensive newbuild programs that we have in place.

•	Let me turn your attention to Slide 5.

•	Under the terms of the merger agreement that was unanimously approved by the boards of directors of both companies, Pride shareholders will receive $15.60 in cash and 0.4778 Ensco shares or a total value of $41.60 per share based on Ensco’s closing share price of $54.41 on Friday, February 4. This represents a premium of 21% to Pride’ closing price on the same date.

•	The proposed transaction also will immediately be accretive to Ensco’s earnings and cash flow before synergies.

•	The cash portion of the transaction will be financed through existing cash and a new credit facility. There are no financing conditions for this transaction.

•	Cost synergies are projected to be approximately $50 million for full year 2012, and we anticipate sizeable new revenue opportunities as we capitalize on the synergies between our two companies.

•	Two Pride directors will join Ensco’s board of directors after the closing and I will remain Chairman, President and CEO.

•	Jay Swent will be SVP and CFO of the combined company and we will announce the other members of the executive management team at a later date.

•	Turning to Slide 8, as we noted in our press release, the combination will create the world’s second largest offshore driller. More important than the increased scale ... however ... is the complementary fit between our rig fleets, markets and customers, which we will cover in detail.

•	On the next slide, we show a combined company with a total of 74 rigs.

•	Turning to the next slide, the combination widens the range of enhanced drilling capabilities ranging from ultra-deepwater drillships, to dynamically positioned semisubmersibles, to moored semis and premium jackups.

•	Very important, as we show on the next slide, the combined company will “not only” have the second largest deepwater fleet with 21 rigs that can drill in 4,500’ water depths or greater it would “also be” the second youngest fleet of its kind with an average age of just seven years.

•	This is less than half the average age of the next youngest competitor, whose average rig age is 15 years.

•	As you will see on the next slide, we would have “the youngest” ultra-deepwater fleet capable of drilling in 7,500’ of water or greater and this will continue to be true through “at least” 2012 given the expected deliveries of our new rigs currently under construction.

•	Turning to Slide 13, together we would also have the “the largest” fleet of “active” premium jackup rigs, as shown on the right with a total of 40 rigs.

•	In terms of newbuild construction, on the next slide, you’ll see that both companies have been very active in terms of new deliveries over the past several years to high-grade our fleets and we have 6 rigs under construction, or on order, that will be delivered over the next three years.

•	The delivery schedule for these rigs is shown on the next slide, which underscores the organic growth potential that the combined company already has in place.

•	On Slide 16, you see one of the most compelling reasons to combine our two companies. The strategic fit in terms of geographic reach is remarkable with minimal overlap.

•	For example, Ensco is a leader in Asia Pacific, Europe and Mexico where Pride has little to no presence.

•	There are significant opportunities to leverage Ensco’s experience in these markets to contract Pride’s drillships, semis and mid-water floaters.

•	And, Pride has extensive operating experience in Brazil and W. Africa, two of the largest and fastest-growing deepwater markets.

•	As we look at the next slide, we all know about the Golden Triangle as being the most active deepwater markets.

•	But there are also many emerging deepwater markets, which will create significant future demand and collectively we have experience operating in most of these markets.

•	Slide 18 shows the tremendous growth we have seen in the number of new deepwater discoveries that will drive increasing demand for offshore drilling especially if oil stays in its recent price range.

•	On Slide 19, you see that our two companies also complement each other extraordinarily well in terms of customer mix.

•	Pride will be introduced to Ensco’s large customer base of leading national and international operators as well as many independents.

•	And, Ensco will benefit from strong customer relationships with Petrobras and OGX in Brazil, as well as leading customers operating in W. Africa.

•	Now, let me turn the call over to Jay.
Jay Swent — SVP and CFO
•	Thanks Dan.

•	Both companies have excellent reputations in customer satisfaction, which we believe are directly tied to our extensive training and competency assurance programs that are accredited by the International Association of Drilling Contractors.

•	Our strong customer relationships are also directly tied to our focus on safety.

•	Echoing Dan’s earlier comments, we were very gratified to learn how much our two companies are aligned when it comes to core values like safety and operational excellence, as well as training and employee development.

•	On Slide 20, you see that both companies have excellent safety records that are significantly ahead of the industry average in terms of total recordable incident rates,

•	and both have improved safety performance significantly over the past five years.

•	The management teams of both companies are committed to achieving a zero-incident workplace and have dedicated SHE teams at every level.

•	Both companies have invested heavily in training programs and systems, and have thorough quality control and audit programs to ensure that our safety management systems are operating at optimal levels.

•	On Slide 23, we see that the combination gives us improved diversification in terms of “more balanced” revenue by segment between deepwater and jackups as shown on the right half of the slide.

•	Contracted revenue backlog, on the next slide, is approximately $10 billion for the combined company, which gives us great visibility in terms of future cash flows.

•	On Slide 25, you’ll see that we anticipate maintaining investment grade ratings since our leverage ratio will be “right in line” with other investment-grade offshore drillers.

•	And, as noted on Slide 26, we’ll have significant flexibility from a capital management perspective.

•	In fact, Ensco’s board of directors has already expressed their intention to maintain the regular quarterly cash dividend at the $0.35 per share level after the closing of the transaction on the increased number of shares.

•	The improved financial structure will provide a very competitive cost of capital, and plenty of flexibility to complete our current newbuild program; while also investing in high-grading our premium jackup fleet.

•	While cash flows will initially be focused on our remaining newbuild commitments, future cash flows also will be used to pay down debt.

•	As noted in our press release, we anticipate that the planned combination will be accretive to 2011 and 2012 EPS.

•	For 2012, we expect the combined company’s EPS to be more than 10% accretive to the current First Call mean estimate of $5.11 for 2012, excluding transaction-related expenses and costs incurred to achieve the expense synergy benefits. For 2012, expense synergy benefits are projected to be approximately $50 million.

•	We anticipate providing an initial full-year 2011 outlook for Ensco on a stand-alone basis during the fourth quarter 2010 earnings conference call scheduled for February 24th.

•	In terms of next steps,

•	On Slide 28, you’ll see that we are pursuing customary approvals, including majority approval from both sets of shareholders. A registration statement including a joint proxy statement/prospectus will be filed with the SEC as soon as possible.

•	The anticipated closing could be as early as the second quarter of this year.

•	In summary, we believe the combination of our two companies will create a very powerful organization that truly will represent the Future of Offshore Drilling in terms of fleet composition, market presence, customer relationships, safety and operational excellence.

•	Together, we believe, we will create significant value for our shareholders, customers and employees well into the future.

•	Now, let me turn the call over to Louis.

Mr. Raspino — President and CEO of Pride
•	Thank you Jay.

•	You can see from Dan and Jay’s comments why we at Pride are so excited about this transaction.

•	The industrial logic of this combination is compelling!

•	You have heard me many times on past calls and in conferences

•	discuss the value of scope and critical mass

•	in the offshore drilling industry.

•	The combined company will have significant critical mass
•	with the world’s second-largest fleet of offshore rigs,

•	and the second-largest fleet of dynamically-positioned, deep / ultra deep water rigs

•	which will also be the second youngest such fleet in the industry.

•	Also, the company will operate the industry’s largest fleet of jackups,
•	all independent-leg design,

•	and with a number equipped with the high specification features

•	that are increasingly preferred by clients today.
•	The company’s combined enterprise value will total approximately $16 billion,
•	and its revenue backlog approximately $10 billion.
•	The combined company will be among the most geographically diverse drillers,
•	with current operations and drilling contracts spanning more than 25 countries on six continents

•	in nearly every major deep and shallow-water basin around the world.
•	The company will have the second-largest number of current customers of any offshore driller

•	and will benefit from significantly enhanced diversification

•	given the minimal overlap between the two companies.
•	The company’s strong balance sheet, large backlog and investment grade debt rating
•	should afford enhanced opportunities to continue an expansion of both the deepwater and high-specification jackup segments

•	while also continuing to high-grade the combined fleet.
•	And, as Dan mentioned,
•	our respective companies share the same core values

•	and long operating histories

•	that demonstrate our dedication to

•	safety,

•	operational excellence,

•	employee development,

•	customer satisfaction, and

•	business ethics.
•	This cultural overlap is critical to the success of any business combination!

•	Very seldom,

•	in the role of a Chief Executive Officer of a publically traded company,

•	does one experience an opportunity to participate in a transaction

•	that has such compelling value for so many constituents.

•	From the perspective of Pride’s shareholders

•	this transaction will provide a substantial premium in a combination of cash and stock,
•	which provides some guaranteed value

•	along with a significant ongoing interest in a world-class offshore driller

•	with significant growth potential.

•	Our shareholders will also benefit from the regular dividend paid on Ensco’s stock.

•	And we expect the company’s investor base to expand around the globe
•	given the

•	size,

•	financial strength,

•	competitive tax structure, and

•	geographic spread

•	of the combined enterprise.
•	Importantly, we expect the future multiple of the combined company

•	should exceed that of either company individually,
•	as the strategic position is so compelling.
•	And all of Pride’s investors will benefit from

•	the combined company’s investment grade rating

•	and

•	from the significantly-enhanced diversification across

•	markets, rig types, and customers.
•	Our customers will benefit from access to a truly diverse asset base

•	in an industry-leading company known for:
•	operational excellence,

•	safety,

•	financial strength, and

•	customer satisfaction.
•	All of these factors will be important

•	in addressing the expanding and more challenging needs

•	of the combined broad customer base of
•	national,

•	integrated and

•	independent exploration and production companies

•	that, as we mentioned, span 25 countries and 6 continents.
•	And I am very excited about the opportunities

•	this combination should create for the employees of Pride
•	to work for such a first-class, industry-leading multinational organization,

•	with a much larger fleet of high specification assets.
•	This combination should provide most of our employees with expanded opportunities for
•	job growth,

•	training, and

•	career development.
•	In summary,

•	the combined Pride / Ensco

•	will be a leader in the offshore drilling industry,

•	with a highly-respected management team and board, a fleet of advanced, efficient, new-generation rigs,

•	to address the needs of an expanded base of clients

•	and geographic locations,

•	while offering more opportunities for employees,

•	and doing all of this in a safe and ethical manner

•	and with the highest attention to operational excellence and customer satisfaction.

•	To me, the management, and the board of Pride, this logic is compelling.
•	The “whole” is definitely greater than the “sum-of-the-parts”.
•	It was not long ago

•	when Pride International was a company

•	with a disparate asset base

•	and no clear strategic direction.

•	But over a period of five years,
•	and following large divestments of non-core assets
•	and significant investments in the expansion of our deepwater fleet, we emerged a new company.

•	I am proud to have been a part of this extreme corporate makeover.
•	And I want to especially thank Pride’s management team and employees worldwide

•	for the role they have all played in this success.
•	I am now most excited for what the future holds for the combined Pride/ Ensco.

•	Clearly, this combination

•	will provide the global investment community with the

•	“Premium Investment of Choice” in the offshore drilling space,

•	will provide our clients with the “Premium Driller of Choice” worldwide,

•	and will provide our employees with the

•	“Premium Employer of Choice”.

•	Sean.
Sean O’Neill — Vice President — Investor Relations
•	Thanks Louis —

•	Operator — please open the lines for Q&A.

•	We will take one question per caller.

Forward-Looking Statements
Statements included in this document regarding the consummation of the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, contemplated financing of the transaction, financial performance, accretion to earnings, revenue growth, future dividend levels, credit ratings or other attributes of the combined companies and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of acquired businesses, delays, costs and difficulties related to the transaction, market conditions, and the combined companies’ financial results and performance, consummation of financing, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in risk factors and elsewhere in each company’s Annual Report on Form 10-K for the year ended December 31, 2009, and their respective other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this document is as of today. Except as required by law, both companies disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.
Important Additional Information Regarding The Transaction Will Be Filed With The SEC
In connection with the proposed transaction, Ensco will file a registration statement including a joint proxy statement/prospectus of Ensco and Pride with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND PRIDE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO IT) WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Pride seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Pride with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to either Investor Relations, Ensco plc, 500 N. Akard, Suite 4300, Dallas, Texas 75201, telephone 214-397-3015, or Investor Relations, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-789-1400. Copies of the documents filed by Ensco with the SEC will be available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Pride with the SEC will be available free of charge on Pride’s website at www.prideinternational.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Ensco and Pride and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco’s proxy statement relating to its 2010 General Meeting of Shareholders and Pride’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on 5 April 2010 and 1 April 2010, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

26